Exhibit 99.1

TransAlta Recognized at COP26 Powering the World Past Coal Event

CALGARY, AB, Nov. 5, 2021 /CNW/ - As the world gathers at COP26 to take action on the threat of climate change and keep the Paris Agreement goal of limiting temperature rise to 1.5°C within reach, TransAlta Corporation (TSX: TA) (NYSE: TAC) ("TransAlta" or the "Company") was pleased to participate at the Powering the World Past Coal event at COP26, in Glasgow, Scotland. At the event, TransAlta and 27 new members joined the Powering Past Coal Alliance (the "Alliance") where the new members were announced by the governments of Canada and the United Kingdom, Co-Chairs of the Alliance.

The Alliance is a global organization of governmental and private sector organizations working to take action on reducing greenhouse gas emissions from coal-fired electricity generation and accelerate the energy transition.

TransAlta's President and CEO, John Kousinioris, stated, "Our decision to join the Powering Past Coal Alliance is a natural extension of the Company's commitment to delivering clean energy solutions for our customers, strong returns for our investors, and reliable energy for the communities that we serve. Our growth plan will expand our renewable electricity fleet by two gigawatts over the next five years and deploy energy storage at a much larger scale. We look forward to continuing our contribution to global efforts to deliver an accelerated clean energy transition."

TransAlta has already reduced its greenhouse gas emissions by 61 per cent over 2005 levels and has a 2030 target that equates to a 70 per cent reduction compared to 2005 levels.

TransAlta's transition away from coal-fired generation started in 2019 and by the end of 2021, the Company will end coal-fired generation in Canada. Through this process, TransAlta will eliminate 2,135 megawatts of coal-fired generating capacity from its fleet and will have converted a further 1,259 megawatts to gas-fired generation, consistent with the regulatory frameworks set out by the governments of Canada and Alberta. The Company's sole remaining coal-fired unit in the U.S. will also cease operations at the end of 2025. By that time, the Company will have also delivered on its plan to grow its leading renewable portfolio by two gigawatts, which will result in 70 per cent of the Company's EBITDA being generated by renewables.

The Company is well positioned to leverage its significant expertise across a variety of geographies and technologies. TransAlta's ongoing focus is to be a leading provider in the renewables space, bringing solutions that work for its customers and the communities that it serves. TransAlta's success will enable it to continue its role as a leader in the energy transition and to reach the critical goals set out at COP26.

Forward-Looking Statements

This news release contains "forward-looking information", within the meaning of applicable Canadian securities laws, and "forward-looking statements", within the meaning of applicable United States securities laws, including the United States Private Securities Litigation Reform Act of 1995 (collectively referred to herein as "forward-looking statements"). Forward-looking statements are predictive in nature, depend upon or refer to future events or conditions, or include words such as "expects", "anticipates", "plans", "predicts", "believes", "estimates", "intends", "targets", "projects", "forecasts" or negative versions thereof and other similar expressions or future or conditional verbs such as "may", "will", "should", "would" and "could". These statements may include, without limitation, statements regarding: delivering strong returns for our investors; expanding our renewable electricity fleet by two gigawatts over the next five years; deploying energy storage at a much larger scale; its 2030 target of reducing its greenhouse gases by 70 per cent compared to 2005 levels; ceasing coal-fired generation in Canada by the end of 2021; the removal of 2,135 megawatts of coal-fired generating capacity from its fleet and the conversion of 1,259 megawatts to gas-fired generation; the Company's sole remaining coal-fired unit in the U.S. ceasing operations at the end of 2025; and that 70 per cent of the Company's EBITDA will be delivered by renewable generation by the end of 2025.  Forward-looking statements involve significant risks, uncertainties and assumptions, including, but not limited to, risks pertaining to: the regulatory environment and market changes; the reliability of the grid and the requirements for thermal base load generation; cost of new technology; competitive threats; and ability to identify and execute on growth opportunities. Certain material factors or assumptions have been applied in drawing the conclusions contained in the forward-looking statements. The Company cautions readers that a number of factors could cause actual results, performance or achievements to differ materially from the results discussed or implied in the forward-looking statements. These factors should be considered carefully and undue reliance should not be placed on the forward-looking statements. For additional information with respect to certain of these risks or factors, reference should be made to the continuous disclosure materials filed by the Company from time to time on SEDAR and EDGAR. All forward-looking information herein is given as of the date of this media release. The Company disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise.

About TransAlta Corporation:

TransAlta owns, operates and develops a diverse fleet of electrical power generation assets in Canada, the United States and Australia with a focus on long-term shareholder value. TransAlta provides municipalities, medium and large industries, businesses and utility customers clean, affordable, energy efficient, and reliable power. Today, TransAlta is one of Canada's largest producers of wind power and Alberta's largest producer of hydroelectric power. For over 100 years, TransAlta has been a responsible operator and a proud community-member where its employees work and live. TransAlta aligns its corporate goals with the UN Sustainable Development Goals and we have been recognized by CDP (formerly Climate Disclosure Project) as an industry leader on Climate Change Management, having recently achieved an A- score from CDP.

For more information about TransAlta, visit our web site at transalta.com.

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SOURCE TransAlta Corporation

View original content: http://www.newswire.ca/en/releases/archive/November2021/05/c9150.html

%CIK: 0001144800

For further information: Investor Inquiries: Phone: 1-800-387-3598 in Canada and U.S., Email: investor_relations@transalta.com; Media Inquiries: Phone: Toll-free media number: 1-855-255-9184, Email: ta_media_relations@transalta.com

CO: TransAlta Corporation

CNW 15:39e 05-NOV-21